UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________.

Commission file number: 0-28316

Trico Marine Operators, Inc. 401(k) Retirement Plan

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trico Marine Services, Inc.

3200 Southwest Freeway, Suite 2950

Houston, TX  77027

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits, as of December 31, 2006 and 2005.

2. Statement of Changes in Net Assets Available for Plan Benefits, for the year ended December 31, 2006.

3. Notes to Financial Statements.

4. Supplemental Schedule - Schedule of Assets (Held at End of Year).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Trico Marine Operators, Inc. 401(k) Retirement Plan
(Name of Plan)

Date: June 29, 2007	/s/ Geoff Jones
Geoff Jones
Chief Financial Officer

Trico Marine Operators, Inc.

401(k) Retirement Plan

Index

December 31, 2006

Page(s)
Reports of Independent Registered Public Accounting Firms…………………………………………	4

Financial Statements………………………………………………………………………………………

Statements of Net Assets Available for Benefits…………………………………………………………...	5

Statement of Changes in Net Assets Available for Benefits……………………………………………….	6

Notes to Financial Statements…………………………………………………………………………….	7-12

Supplemental Schedule………………………………………………………………….........................

Schedule of Assets (Held at End of Year), December 31, 2006……………………………………………	13

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Trico Marine Operators, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Trico Marine Operators, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Trico Marine Operators, Inc. 401(k) Retirement Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year), December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is a supplementary schedule required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee’s Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ LaPorte , Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, Louisiana
June 29, 2007

Trico Marine Operators, Inc.

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments - at fair value	$ 5,238,634	$ 5,059,417
Total investments	5,238,634	5,059,417
Receivables
Employee contributions	3,398	11,333
Employer contributions	86,272	116,452
Total receivables	89,670	127,785
Total assets available for benefits	5,328,304	5,187,202
Liabilities
Other payables	23,503	-
Net assets available for benefits	$ 5,304,801	$ 5,187,202

The accompanying notes are an integral part of these statements.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 253,676
Interest and dividends	281,699
Total investment income	535,375
Contributions:
Participant	646,050
Employer	168,721
Total contributions	814,771
Total increase	1,350,146
Deductions from net assets attributed to:
Participants or beneficiaries	(1,174,934)
Other distributions	(33,270)
Administrative charges	(24,343)
Total deductions	(1,232,547)
Net change	117,599
Net assets available for benefits:
Beginning balance	5,187,202
Ending balance	$ 5,304,801

The accompanying notes are an integral part of these statements.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to the Financial Statements

December 31, 2006 and 2005

1. Description of Plan

The following description of the Trico Marine Operators, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General

The Plan is a defined contribution 401(k) Retirement Plan and was established to provide benefits to qualified domestic employees of Trico Marine Operators, Inc. (the “Company” and “Plan Sponsor”).  The Plan allows participants to make before-tax contributions in accordance with the provisions of Section 401(k) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  All domestic employees who are at least 18 years of age, not covered by a collective bargaining agreement and who have completed at least six months of service are eligible to participate in the Plan.

Reorganization and Financial Condition of Trico Marine Services, Inc.

On December 21, 2004, Trico Marine Services, Inc. (the “Parent”) and two of its U.S. subsidiaries, Trico Marine Assets, Inc. (“TMA”) and the Plan Sponsor (collectively, the “Debtors”) filed “prepackaged” voluntary petitions for reorganization under chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) under case numbers 04-17985 through 04-17987. The reorganization was being jointly administered under the caption “In re Trico Marine Services, Inc., et al., Case No. 04-17985.”  The Debtors operated as debtors-in-possession pursuant to the Bankruptcy Code during the period from December 21, 2004 through March 15, 2005 (the “Exit Date”).

On the Exit Date, holders of the Parent’s old common stock became entitled to receive warrants to purchase new common stock.  Each holder of old common stock received one Series A Warrant (representing the right to purchase one share of the Parent’s new common stock for $18.75) and one Series B Warrant (representing the right to purchase one share of the Parent’s new common stock for $25.00) for each 74 shares of old common stock owned.  The Parent issued 499,429 Series A Warrants and 499,429 Series B Warrants on the Exit Date.  As a result of the Parent’s old common stock being an investment option during periods prior to October 2003, Plan participants owned 148,759 shares of the Parent’s old common stock on the Exit Date which were converted into 2,010 Series A Warrants and 2,010 Series B Warrants.  For a more detailed discussion on the conversion of stock to warrants, please refer to Note 5.

Plan Administration

The Company serves as the Plan Administrator.  The Plan’s trust and employee account record maintenance function is performed by outside service organizations.  During the period from January 1, 2005 through February 17, 2005, Wells Fargo Bank, N.A. (“Wells Fargo” or “Trustee”) performed these functions for the Company.  On February 18, 2005, the Company transitioned the role of trustee to The Charles Schwab Trust Company and transitioned the employee account record maintenance function to VLP Corporate Services, LLC.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to the Financial Statements

December 31, 2006 and 2005

Contributions

Before-tax savings contributions are made by the Company on behalf of employee participants who have agreed to have their taxable wages or salary reduced.  Per the Plan document participants can agree to have the Company withhold a percentage of their compensation.  Contributions are limited by federal tax legislation.  The limit for the 2006 401(k) contributions was $15,000, except for participants who are fifty or older for whom the limit was $20,000.  The limit for the 2005 401(k) contributions was $14,000, except for participants who are fifty or older for whom the limit was $18,000.

The Company will match 25% of the participants’ before-tax savings contributions up to 5% of the participants’ taxable wages or salary.  The Company may also make a matching contribution (the “Discretionary Matching Contribution”) to the Plan at its sole discretion.  The Company’s Discretionary Matching Contribution is based on a ratio of the participant’s contribution, up to 5% of participant’s qualified annual compensation.  For the year, the Company made cash Discretionary Matching Contributions of $81,191.

Participants direct the investment of their contributions into various investment options offered by the Plan.

Each participant’s account is also credited with Plan earnings, net of certain administrative expenses.

Vesting

The term “vesting” refers to the percentage of the participant’s contribution account that a participant is entitled to receive in the event of termination of employment.  Participants are 100% vested in all employee contributions and the income earned thereon.  If the participant terminates employment before meeting the requirements for retirement described in the Plan, the distribution from the participant’s matching and discretionary accounts will be limited to the vested portion.  Vesting percentages increase with the number of years of qualified service.  Vesting requirements for employer contributions are as follows:

Years of Qualified Service	Vesting Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

Employees who leave the Company before fully vesting in Company contributions forfeit the value of their unvested account.  Forfeitures during a Plan year can serve to reduce funds owed to the Plan by the Company for the employer matching contribution or the Discretionary Matching Contribution.  As of December 31, 2006 and 2005, the forfeiture balance included in the Plan was $7,814 and $3,785, respectively.  No forfeitures were utilized during 2006 and 2005.

Benefits

Participants are automatically vested 100% upon attainment of retirement age, as defined, and upon death, disability, or upon termination of the Plan.  Upon retirement, death, disability, or termination of employment, distributions of the vested balance are made to the participant or beneficiary in a lump sum or periodic payments as provided in the Plan document.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to the Financial Statements

December 31, 2006 and 2005

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contributions and discretionary contributions, (b) Plan earnings or losses, and (c) charged with an allocation of administrative expenses, if any.  Allocations are based on participant earnings or account balances, as defined by the Plan document.  The benefit to which a participant is entitled is limited to the participant’s vested account.

Participant Loans

The Plan does not allow loans to participants or beneficiaries.

2. Summary of Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates that affect the financial statements and accompanying notes.  Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The plan invests in investment contracts through a collective trust.  The fair value of the Plan’s fund balance is deemed to approximate contract value.

Investment Valuation

The Plan’s investments are stated at fair value. The values of the mutual funds are based on fair values as determined by the Trustee based on quoted market prices in active markets of the mutual funds’ underlying investments. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using audited financial statements of the collective trust at year end. The fair value of Trico Marine Services, Inc. old common stock and warrants are based on quoted market prices.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses

During the 2006 plan year, third party administrative expenses, including trustee, legal and audit fees related to the Plan were paid by the Company.  Third party administrative expenses totaled $62,003 and $65,456 for the Plan year ended December 31, 2006 and 2005, respectively.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In such a case, participants would become 100% vested in their accounts and would be allocated their account balances at the time of the termination.

Net Appreciation in Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments that consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Other Payables

As required by IRS guidelines, the Trustee of the Plan annually performs non-discrimination testing on the Plan.  Other accrued liabilities as of December 31, 2006 consisted of excess contributions due to participants which were required as a result of annual non-discrimination testing.

3. Concentration of Credit Risk

In addition to market risk, certain financial instruments potentially subject the Plan to concentrations of credit risk.  Participants direct the investment of their contributions into various financial instrument options offered by the Plan.  The Trustee continually performs ongoing evaluations to assess the credit risk associated with these financial instruments.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to the Financial Statements

December 31, 2006 and 2005

4. Investments

All investments for the years ended December 31, 2006 and 2005 are participant directed.  Information relative to investments as of December 31, 2006 and 2005 is as follows:

	2006		2005
Cash & Cash Equivalents:
Cash	$ 59,056		$ 20,022
Schwab Retirement Money Fund (1)	974,250	*	865,181
Total Cash & Cash Equivalents	1,033,306		885,203
Trico Marine Services, Inc. Unitized Fund (2)	-		28,386
Mutual Funds:
MFS Capital Opportunities – Fund Class A	639,889	*	687,767	*
Dreyfus Intermediate Term Income Fund	452,869	*	433,826	*
Van Kempen Equity and Income Fund – A shares	170,866		101,760
Van Kempen Comstock Fun – A shares	1,156,650	*	1,242,027	*
American Funds – The Growth Fund of America	171,389		144,863
Artisan Mid Cap Fund	362,569	*	402,947	*
Templeton Foreign Fund – Class A	529,978	*	646,656	*
Oppenheimer Global Fund – Class A	172,616		105,641
Wells Fargo Advantage Government Securities	148,578		124,254
RS Investments Partners Fund	335,328		246,724
Total mutual funds	4,140,731		4,136,465
Collective Investment Trust:
Wells Fargo Stable Value Fund J	64,597		9,363
Total investments	$ 5,238,634		$ 5,059,417

(1) Party-in-interest transaction not prohibited by ERISA
(2) Prohibited transaction as defined by ERISA, see Note 7.
* Investment exceeds 5% of net assets available for benefits at the end of the respective year.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Mutual funds	$ 251,910	$ (31,546)
Collective Investment Trust	1,766	235
Trico Marine Services, Inc – Common Stock Fund	-	(7,197)
Trico Marine Services, Inc – Unitized Fund	-	10,005
	$ 253,676	$ (28,503)

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to the Financial Statements

December 31, 2006 and 2005

5. Investment in Trico Marine Services, Inc. Stock and Warrants

During 2004, the Trico Marine Services, Inc. Common Stock Fund consisted of a blend of Trico Marine Services, Inc. common stock and cash. The Trico Marine Services, Inc. Common Stock Fund is not a mutual fund.  With regard to the Trico Marine Services, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option.  The value of a unit is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.  As of December 31, 2004 there were approximately 230,562 units outstanding with a market value of approximately $0.11 per unit (excluding amounts attributable to receivables), related to the Trico Marine Services, Inc. Common Stock Fund.

The Plan held investments as of December 31, 2004 in the common stock of Trico Marine Services, Inc., the Plan Sponsor’s parent, as follows:

2004

Number of shares held	148,759
Number of shares as a percentage of total outstanding
shares in Trico Marine Services, Inc.	0.4%
Market value of shares	$ 25,754
Market value as a percentage of net assets available for benefits	0.5%

When the Parent’s old common stock failed to fulfill the minimum $1.00 bid price requirement for continued listing, the NASDAQ delisted the Parent’s old common stock on December 17, 2004, on which date it began trading in the “pink sheets” over the counter market under the symbol “TMARQ.PK”.

On March 15, 2005, “pink sheet” and over the counter trading in the old common stock ceased, as, pursuant to the plan of reorganization, the holders of the old common stock became entitled to receive warrants to purchase new common stock.  Each holder of old common stock received one Series A Warrant (representing the right to purchase one share of the new common stock for $18.75) and one Series B Warrant (representing the right to purchase one share of the new common stock for $25.00) for each 74 shares of old common stock owned.  Therefore, beginning on March 15, 2005, the Trico Marine Stock Fund is comprised of a blend of Trico Marine Services, Inc. Series A Warrants, Trico Marine Services, Inc. Series B Warrants and cash.   Plan participants owned 148,759 shares of the Trico Marine Services, Inc old common stock on the Exit Date which was converted into 2,010 Series A Warrants and 2,010 Series B Warrants. The Series A Warrants and Series B Warrants were subsequently unitized to create the Trico Marine Services, Inc. Unitized Fund. At December 31, 2006, the Trico Marine Services, Inc. Unitized Fund, contained approximately zero units outstanding.

In April 2005, the investment advisors of the Plan elected to liquidate the Trico Marine Services, Inc. Unitized Fund by selling all warrants held by the fund.  Due to internal trading restrictions during 2005 and early 2006, all warrants were sold on March 20, 2006 for net proceeds of $32,733. The Plan allocated and distributed the proceeds to the holders of the Trico Marine Stock Fund, and the Trico Marine Services, Inc. Unitized Fund was terminated.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to the Financial Statements

December 31, 2006 and 2005

6. Investment Option Changes

In February 2005, in association with the transition of administrator and trustee duties discussed in Note 1, the Company made the following changes to its investments:

•

The Wells Fargo Treasury Plus Institutional Money Market Fund was replaced by the Schwab: Retirement Money Fund,

•

The American Century – Income & Growth Fund, the American Funds – The Growth of America Fund, the Benham Target Maturity Trust – American Century Target 2005 and the Fidelity Advisor Diversified International Fund – Class A were replaced by the Oppenheimer Global Fund – Class A, Wells Fargo Stable Value Fund – Class J and the Wells Fargo Advantage Government Securities.

7. Tax Status

The Plan is designed to constitute a qualified plan under Section 401(a) of the IRC.  The Plan followed the VLP standardized “prototype” plan, which received its latest determination letter on December 30, 2004.  The Internal Revenue Service states that the “prototype” plan, as designed, was in compliance with the applicable requirements of the IRC.  Although the Plan has been further amended, management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In March 2005, the plan experienced a prohibited transaction when it was required, as part of the Plan Sponsor’s court approved bankruptcy, to exchange a portion of the employer stock held in the Plan for warrants to purchase common stock of the Parent.  The warrants involved in the prohibited transaction had a value of approximately $16,479 on the date of the prohibited transaction.  The Plan administrator corrected the prohibited transaction by selling all warrants in the Fund in March 2006.  In addition, the Plan Sponsor filed a Form 5330 with the IRS to report the prohibited transaction and pay the required excise tax of 15% of the total amount involved, or approximately $2,472.

8. Related Party Transactions

Certain Plan investments are shares of the money market fund managed by the Trustee.  Transactions in such investments qualify as party-in-interest transactions as defined by ERISA.  Any transactions involving these investments are made on the open market at fair market value.  Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the provision of the party-in-interest transactions under ERISA.

As described in Note 1, due to reorganization the Investment Committee eliminated the Trico Marine Services, Inc. investment.  In 2005, all shares of old common stock in of Trico Marine Services, Inc. were converted into Series A Warrants and Series B Warrants. Upon Exit Date the Plan received 2,010 Series A Warrants and 2,010 Series B Warrants, which represent a prohibited transaction as defined by ERISA, see Note 7.

Trico Marine Operators, Inc.

401(k) Retirement Plan

TRICO MARINE OPERATORES, INC. 401(K) RETIREMENT PLAN
SCHEDULE I
SUPPLEMENTAL SCHEDULE - EIN 72-1252405 PLAN 001
SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
December 31, 2006

(a)	(b)	(c)		(d)	(e)
		Description	Investment		Current
	Identity of Issuer	of Investment	Type	Cost	Value
*	Charles Schwab	Schwab Retirement Money Fund	Money Market Fund	**	$ 974,250
	Wells Fargo	Advantage Government Securities	Mutual Fund	**	148,578
	Dreyfus	Intermediate Term Income Fund	Mutual Fund	**	452,869
	MFS	Capital Opportunities - Fund Class A	Mutual Fund	**	639,889
	Van Kempen	Equity and Income Fund - A shares	Mutual Fund	**	170,866
	Van Kempen	Comstock Fund - A shares	Mutual Fund	**	1,156,650
	American Funds	The Growth Fund of America	Mutual Fund	**	171,389
	Artisan	Mid Cap Fund	Mutual Fund	**	362,569
	Templeton	Foreign Fund - Class A	Mutual Fund	**	529,978
	RS Investments	Partners Fund	Mutual Fund	**	335,328
	Oppenheimer	Global Fund - Class A	Mutual Fund	**	172,616
	Wells Fargo	Stable Value Fund J	Collective Investment Trust	**	64,597
					$ 5,179,579

	(*) Party-in-interest
	(**) Historical cost is not required as all investments are participant directed.